Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company						Successor Company
	Year ended December 31, 2003	Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26 to Dec. 31, 2007
				2005	2006
Earnings
Add:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees income (loss) before income charges	$2,962	$(2,125)	$(7,474)	$(6,917)	$(948)	$(23,671)	$(16,837)
Fixed charges	10,307	8,785	2,536	24,490	34,539	2,510	38,434
Amortization of capitalized interest	52	40	—	—	—	—	—
Subtract:
Preference security dividend requirements	(1,002)	(76)	—	—	—	—	—

Total	$12,319	$6,624	$(4,938)	$17,573	$33,591	$(21,161)	$21,597

Fixed Charges
Interest expenses	$8,730	$8,046	$2,502	$23,418	$33,498	$2,453	$36,039
Amortized premiums, discounts and capitalized expenses related to indebtedness	428	602	20	532	443	30	2,172
Estimate of interest within rental expense	147	61	14	540	598	27	223
Preference security dividend requirements of consolidated subsidiaries	1,002	76	—	—	—	—	—

Total	$10,307	$8,785	$2,536	$24,490	$34,539	$2,510	$38,434

Ratio of earnings to fixed charges	1.20	0.75	(1.95)	0.72	0.97	(8.43)	0.56

Deficiency of earnings to fixed charges	N/A	$2,161	$7,474	$6,917	$948	$23,671	$16,837